                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------
                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

For the Fiscal Year Ended December 31, 2002

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ___________

Commission File Number 1-8014


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          The Nielsen Company Profit-Sharing Retirement and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Moore Wallace Incorporated
                           c/o Moore Executive Offices
                              One Canterbury Green
                           Stamford, Connecticut 06901

                              REQUIRED INFORMATION

Attached hereto are The Nielsen Company Profit-Sharing Retirement and 401(k) Plan audited financial statements for the fiscal years ended December 31, 2002 and 2001 and supplemental schedules for the fiscal year ended December 31, 2002. All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

      THE NIELSEN COMPANY PROFIT-
      SHARING RETIREMENT AND 401(K) PLAN

      Financial Statements for the Years Ended
      December 31, 2002 and 2001 and
      Supplemental Schedule for the Year Ended
      December 31, 2002 and Report of
      Independent Accountants

THE NIELSEN COMPANY PROFIT-SHARING
RETIREMENT AND 401(K) PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------------------------------------------


                                                                                                                PAGE
REPORT OF INDEPENDENT ACCOUNTANTS                                                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 2002 and 2001                                     2

   Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002                 3

   Notes to Financial Statements                                                                                  4-8

SUPPLEMENTAL SCHEDULE:

   Schedule H Part IV Line 4i--Schedule of Assets (Held at End of Year), as of December 31, 2002                   9



SUPPLEMENTAL SCHEDULES OMITTED--All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Nielsen Company Profit-Sharing Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for The Nielsen Company Profit-Sharing Retirement and 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
June 20, 2003

THE NIELSEN COMPANY PROFIT-SHARING
RETIREMENT AND 401(K) PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


ASSETS                                                    2002        2001


INVESTMENTS--AT FAIR VALUE:
 Mutual funds                                        $16,114,950   $22,167,336
 Participant loans                                       800,985       892,857
 Moore Wallace Corporation Common Stock Fund             110,882
                                                     -----------   -----------

      Total investments                               17,026,817    23,060,193
                                                     -----------   -----------

RECEIVABLES:
 Participant contributions                                33,496        34,260
 Employer contribution                                     9,983         9,475
                                                     -----------   -----------

      Total receivables                                   43,479        43,735
                                                     -----------   -----------
Net assets available for benefits                    $17,070,296   $23,103,928
                                                     ===========   ===========

See notes to accompanying financial statements.

THE NIELSEN COMPANY PROFIT-SHARING
RETIREMENT AND 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
 Contributions:
  Participant                                                  $ 1,570,133
  Employer                                                         412,813
  Rollover                                                          11,413
                                                               -----------

      Total additions                                            1,994,359
                                                               -----------


DEDUCTIONS:
 Investment loss:
 Net depreciation in fair value of mutual funds                 (3,620,660)
 Net depreciation in fair value of Moore Wallace Corporation
  Common Stock Fund                                                (31,009)
 Interest and dividends                                            276,728
                                                               -----------

      Net investment loss                                       (3,374,941)
                                                               -----------

 Benfits paid to participants                                   (4,592,611)
 Deemed distributions of loans to participants                     (37,247)
 Administration fees                                               (23,192)
                                                               -----------

      Total deductions                                          (8,027,991)
                                                               -----------

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                   (6,033,632)


NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                              23,103,928
                                                               -----------

 End of year                                                   $17,070,296
                                                               ===========


See notes to accompanying financial statements

THE NIELSEN COMPANY PROFIT-SHARING
RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of The Nielsen Company Profit-Sharing Retirement and 401(k) Plan ("the Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

      GENERAL--The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was established for the purpose of providing savings incentives and security for the retirement of employees who become members, benefits for totally and permanently disabled members, and death benefits for beneficiaries of deceased members.

      A trust fund was created to receive, hold and invest contributions payable by The Nielsen Company ("the Company"), a wholly owned subsidiary of Moore Wallace Incorporated (formerly Moore Corporation Limited), participant contributions, interest, dividends and other income and to pay benefits and expenses provided under the Plan.

      ELIGIBILITY--Employees are eligible to participate in the Plan if they are 21 years old and have completed one year (a minimum of 1,000 hours during the year) of credited service to the Company.

      CONTRIBUTIONS--Eligible employees may elect to contribute up to 18% of their annual compensation to the Plan, thereby deferring income tax on those contributions. Employer contributions to the Plan are determined at the discretion of the Board of Directors, not to exceed amounts allowable under the Internal Revenue Code. Company contributions, as well as forfeitures of nonvested account balances, are allocated among participant accounts as provided by the Plan.

      PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution, forfeitures and Plan earnings. Participants of the Plan can change investment and contribution allocations on a daily basis. Company contributions are invested according to the contribution allocation of a participant's tax deferred contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Participants may also contribute amounts distributed from other qualified defined benefit plans.

      VESTING--Participants are at all times fully vested and have a nonforfeitable interest in their before-tax contributions account and rollover contributions account. Participants other than Litho employees shall be vested in the contributions made to the Plan by the Company as follows:


                                              NONELECTIVE       MATCHING
                                               VESTING           VESTING
      YEARS OF SERVICE                        PERCENTAGE        PERCENTAGE

      Less than two years                              0%               0%
      Two but less than three                         20%              20%
      Three but less than four                        30%              40%
      Four but less than five                         40%              60%
      Five but less than six                          60%              80%
      Six but less than seven                         80%             100%
      Seven years and over                           100%             100%

      Litho plan participants shall be vested in the contributions made to the Plan by the Company as follows:







                                              NONELECTIVE PERCENTAGE  MATCHING
                              HIRED PRIOR TO    HIRED ON OR AFTER     VESTING
      YEARS OF SERVICE        OCTOBER 1, 1999    OCTOBER 1, 1999     PERCENTAGE

      Less than one year                   0%           0%               0%
      One but less than two               15%          20%              15%
      Two but less than three             30%          30%              30%
      Three but less than four            45%          40%              45%
      Four but less than five             60%          60%              60%
      Five but less than six              75%          80%              80%
      Six but less than seven             90%         100%             100%
      Seven years and over               100%         100%             100%


      PARTICIPANT LOANS--Participants may borrow from their vested account balances, a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance in the Plan or $50,000. The loans are repayable via payroll deduction over no more than five years, bear interest according to bank rates at the time of issue and are collateralized by the participant's account balance.

      PAYMENT OF BENEFITS--Participants who terminate employment before retirement will be entitled to receive the vested amount in their Plan account at the time of termination. Participants eligible for benefits upon retirement, death or disability may elect to receive payments in a lump sum or approximately equal installments over the participant's tabular life expectancy. Effective January 1, 2000, upon attainment of age 59-1/2, participants may withdraw all or a portion of their account balance prior to termination.

      Net assets available for benefits at December 31, 2002 and 2001 includes $1,314,850 and $2,378,819, respectively, of account balances attributable to terminated participants.

      ADMINISTRATIVE EXPENSES--Certain expenses of administrating the Plan are paid by the Company, while other administrative expenses are paid from the assets of the Plan.

      FORFEITED ACCOUNTS--At December 31, 2002, forfeited nonvested accounts totaled $14,591. These accounts will be used to reduce future administrative expenses.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to pension trusts. A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

      GENERAL--The accounting records of the Plan are maintained on the accrual basis of accounting.

      INVESTMENT VALUATION--The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Income (loss) on sales of investments is recognized on the trade date; dividend and interest income is recognized when declared and accrued.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      The Plan invests in various securities including mutual funds. Investment securities in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      PAYMENTS OF BENEFITS--Benefits are recorded when paid.

3.    INVESTMENTS

      The following presents investments that represent five percent or more of the Plan's net assets.


                                                                                  DECEMBER 31,
                                                                         ------------------------------
                                                                              2002           2001
      Investments:
      Fidelity Advisor Equity Growth Fund--Class T                         $5,991,378    $ 10,368,993
      Janus Advisor Balanced Fund                                           4,112,923       5,431,576
      Fidelity Advisor Government Investment Fund--Class T                  2,350,457       1,837,357
      Fidelity Advisor Short Fixed Income Fund--Class T                     1,370,040       1,233,067
      NB Genesis Advisor Fund                                               1,173,400       1,371,397
      Fidelity Advisor Overseas Fund--Class T                                 913,267       1,766,369


      During the year ended December 31, 2002, the Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value by $3,620,660 as shown below.



      Fidelity Advisor Equity Growth Fund--Class T                                       $(2,987,318)
      Janus Advisor Balanced Fund                                                           (398,128)
      Fidelity Advisor Overseas Fund--Class T                                               (249,177)
      NB Genesis Advisor Fund                                                                (59,921)
      Fidelity Advisor Growth & Income Fund--Class T                                         (40,338)
      Fidelity Advisor Balanced Fund--Class T                                                     (1)
      Fidelity Advisor Government Investment Fund--Class T                                    88,621
      Fidelity Advisor Short Fixed Income Fund--Class T                                       25,602
                                                                                         -----------

                                                                                         $(3,620,660)
                                                                                         ===========


4.    RELATED PARTY TRANSACTIONS

      Included in Plan assets at December 31, 2002 are 11,608 shares of common stock of Moore Corporation Limited (now known as Moore Wallace Incorporated), the parent of the Company. As of December 31, 2002, the stock had an original cost of $133,568 and a market value of $105,633, respectively. Included in the Moore Wallace Corporation Common Stock Fund is $5,249 of cash.

      Certain Plan investments are shares of the funds managed by the trustee and qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan for trustee and investment management services amounted to $23,192 for the year ended December 31, 2002.

5.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated November 22, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their Company contributions.

                                     ******

THE NIELSEN COMPANY PROFIT-SHARING
RETIREMENT AND 401(K) PLAN

SCHEDULE H PART IV LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------



          NUMBER OF                                                                           MARKET
           SHARES        DESCRIPTION OF INVESTMENT                                             VALUE
                         MUTUAL FUNDS:
           70,858         NB Genesis Advisor Fund                                          $  1,173,400
          195,854         Janus Advisor Balanced                                              4,112,923
     *    227,757         Fidelity Advisor Government Investment Fund--Class T                2,350,457
     *    143,611         Fidelity Advisor Short Fixed Income Fund--Class T                   1,370,040
     *     82,799         Fidelity Advisor Overseas Fund--Class T                               913,267
     *     15,605         Fidelity Advisor Growth & Income Fund--Class T                        203,485
     *    177,417         Fidelity Advisor Equity Growth Fund--Class T                        5,991,378
                                                                                           ------------
                                                                                             16,114,950

     *     11,608        MOORE WALLACE INCORPORATED COMMON STOCK FUND                           110,882

                         PARTICIPANT LOANS (interest rates ranging from 7.50% to 9.00%,
                          maturing through 2011)                                           $    800,985

                         TOTAL ASSETS (HELD AT END OF YEAR)                                $ 17,026,817
                                                                                           ============


     *  Represents a party-in-interest as defined by ERISA.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Moore North America, Inc., the administrator of The Nielsen Company Profit-Sharing Retirement and 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            The Nielsen Company Profit-Sharing Retirement and 401(k) Plan


                            By:   Moore North America, Inc.


                            By: /s/ Mark S. Hiltwein
                               -------------------------
                            Name:  Mark S. Hiltwein
                            Title: Executive Vice President and Chief Financial
                                   Officer
                            Date:  June 27, 2003

                                  CERTIFICATION
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
       (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
                              UNITED STATES CODE)

         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Moore Wallace Incorporated (formerly Moore Corporation Limited), a corporation continued under the laws of Canada, hereby certifies, to such officer's knowledge, that:

         The Annual Report on Form 11-K for The Nielsen Company Profit-Sharing Retirement and 401(k) Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  June 27, 2003                       /s/ Mark A. Angelson
                                           ------------------------------------
                                           Name:  Mark A. Angelson
                                           Title: Chief Executive Officer



         The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

                                  CERTIFICATION
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
       (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18,

                              UNITED STATES CODE)

         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Moore Wallace Incorporated (formerly Moore Corporation Limited), a corporation continued under the laws of Canada, hereby certifies, to such officer's knowledge, that:

         The Annual Report on Form 11-K for The Nielsen Company Profit-Sharing Retirement and 401(k) Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Dated:  June 27, 2003                   /s/ Mark S. Hiltwein
                                      --------------------------------------
                                      Name:  Mark S. Hiltwein
                                      Title: Executive Vice President and
                                             Chief Financial Officer



The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.